UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-33169
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator
Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan
Minnetonka, Minnesota
We have audited the accompanying statement of net assets available for benefits of the Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ Virchow, Krause & Company, LLP
Minneapolis, MN
March 26, 2009

WIRELESS RONIN TECHNOLOGIES, INC.
2007 ASSOCIATE STOCK PURCHASE PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,
2008
ASSETS
Receivable from Wireless Ronin Technologies, Inc. — participant contributions	$23,797

LIABILITIES
Withdrawn contributions	7,365

NET ASSETS AVAILABLE FOR BENEFITS	$16,432

See accompanying Notes to Financial Statements.

WIRELESS RONIN TECHNOLOGIES, INC.
2007 ASSOCIATE STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31,
2008
Additions to net assets
Participant contributions	$360,972

Deductions from net assets attributed to:
Participant account withdrawals	119,180
Purchase of common stock	225,360

Total deductions	344,540

Net increase	16,432

Net assets available for benefits — beginning of year	—

Net assets available for benefits — end of year	$16,432

See accompanying Notes to Financial Statements.

WIRELESS RONIN TECHNOLOGIES, INC.
2007 ASSOCIATE STOCK PURCHASE PLAN
Notes to Financial Statements
NOTE 1: DESCRIPTION OF PLAN
          Wireless Ronin Technologies, Inc. (the “Company”) often refers to its employees as associates. The following description of the Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the written Plan for a complete description of the Plan’s provisions.
General and Eligibility
          The purpose of the Plan is to provide eligible employees of the Company and its subsidiary with an opportunity to acquire equity ownership in the Company, and thereby encourage associates to act in the shareholders’ interest and share in the Company’s success. The Plan provides for the purchase of up to 300,000 shares of common stock, which the Company may issue from authorized but unissued shares. The Plan provides for consecutive six (6) month offering periods which commence on January 1 and July 1 of each year. Shares are sold under the Plan at eighty-five percent (85%) of the lower of: (a) the “fair market value” of a share on the first day of an offering period (or “Offering Date”); or (b) the “fair market value” of a share on the last day (or “Purchase Date”) in such offering period. The “fair market value” on an Offering Date or Purchase Date is the average of the highest and lowest quoted sales price of the Company’s common stock on that date, as quoted on the Nasdaq Global Market. Eligible employees include all full-time associates of the Company and its subsidiary who have completed ninety days of continuous employment prior to the start of an offering period. The Company pays all Plan administrative costs.
          The Plan was approved by the Company’s shareholders on November 15, 2007. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Contributions
          Eligible employees must elect to participate in the Plan prior to the start of an offering period and may contribute up to ten percent of compensation on each payday during the offering period. Participants may not purchase more than $25,000 worth of Company common stock in a given calendar year, based on the fair market value of the stock on the start date of the offering period. In addition, no participant may purchase more than 5,000 shares during any offering period. Each participant’s account is credited with the participant’s contributions through payroll deductions. No fractional shares shall be purchased. Any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share shall be retained in the participant’s account for the subsequent offering period.
Distributions
          At the end of the offering period, the balance of a participant’s account is used to purchase the number of whole shares of Company common stock that may be purchased at the purchase price. Ownership of common stock purchased is transferred to the participants, and the shares are not assets of the Plan. For the offering periods ended June 30 and December 31, 2008, the purchase prices were $2.46 and $0.63 per share, respectively. During the year ended December 31, 2008, the Plan purchased 143,573 shares of common stock. Associates may elect to terminate participation at any time during the offering period. A participant is entitled to 100% of his or her account balance upon withdrawal from the Plan, retirement, termination or death. The Plan had ninety-one participants in 2008.
          There are no restrictions imposed by the Plan on the resale of common stock purchased under the Plan.

WIRELESS RONIN TECHNOLOGIES, INC.
2007 ASSOCIATE STOCK PURCHASE PLAN
Notes to Financial Statements
NOTE 2: SUMMARY OF ACCOUNTING POLICIES
          The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The year ended December 31, 2008 was the first Plan year.
1. Foreign Currency
          Foreign denominated monetary assets and liabilities are translated at the rate of exchange prevailing at the statement of net assets available for benefits date.
2. Receivable from Wireless Ronin Technologies, Inc. — Participant Contributions
          Receivables are participant account contribution balances available for purchase of common stock at the next offering period purchase date. Any payroll deductions accumulated in a participant’s account that are not sufficient to purchase a full share of common stock or were restricted from purchasing additional stock due to certain limitations, as outlined in the Plan, are retained in the participant’s account for the subsequent offering period.
3. Withdrawn Contributions
          Employees may elect to terminate participation in the Plan at any time during the offering period. Withdrawn account funds are typically returned to an employee on the next payday following a withdrawal notification. Withdrawn participant contributions are held as a liability until paid.
4. Use of Estimates
          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
NOTE 3: PLAN TERMINATION
          The Company has the right to terminate or amend the Plan at any time. The Plan may continue in effect for a term of twenty (20) years from the later of the date the Plan or any amendment to add shares to the Plan is approved by shareholders of the Company unless terminated earlier by the Company. The Plan provides for the purchase of up to 300,000 shares of common stock, of which 143,573 shares have been issued through December 31, 2008. The maximum number of shares issuable under the Plan cannot be increased without approval by the shareholders of the Company. Participants are entitled to 100% of his or her balance upon termination.
NOTE 4: TAX STATUS
          The Plan is not subject to federal income tax and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code, and the provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirement of that Section of the Code. When participants’ shares are acquired under the Plan, the participant does not recognize gross income for U.S. federal income tax purposes. However, if a disqualifying disposition occurs, the participant will recognize ordinary income equal to the excess of (i) the fair market value of the common stock on the Purchase Date over (ii) the purchase price paid for the shares. Canadian participants are subject to all applicable Canadian income tax provisions.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors, acting as the plan administrator of the Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Wireless Ronin Technologies, Inc. 2007 Associate Stock Purchase Plan
By:	The Board of Directors, Plan Administrator

/s/ James C. Granger
James C. Granger
President and Chief Executive Officer

Date: March 26, 2009

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm.